FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2025
Commission File Number: 001-42186

BloomZ Inc.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands
(Address of principal executive offices)


PIPE Financing Agreement Update
BloomZ Inc. (the Company) hereby reports the successful closing of a previously announced private investment in public equity (PIPE) transaction.
On May 22, 2025, the Company completed the PIPE financing and issued an aggregate of 99,850,000 shares of its common stock to a group of accredited investors.

The offering resulted in gross proceeds of $14,000,000.

The shares were issued pursuant to securities purchase agreements previously disclosed by the Company, and there were no material changes to the terms,

including pricing or number of shares, as compared to the prior public communications regarding the transaction.

The Company has taken all necessary steps to facilitate the issuance and settlement of the PIPE shares.

These steps include: Delivery of DWAC/DRS instructions to the transfer agent; Completion of electronic book-entry delivery to the investors;
And, compliance with the requirements of Rule 144 under the Securities Act of 1933, as applicable to the restricted securities.

The Company is currently preparing a resale registration statement on Form F-1 or Form F-3 to register the PIPE shares for resale by the participating investors.

The Company intends to file the registration statement with the U.S. Securities and Exchange Commission in due course and will provide further updates as material developments arise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

Ryoshin Nakade
Co-Chairman and Co-CEO
May 22, 2025